EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter
	ended March 31		,
(in millions)	2009	2008

Earnings including interest on deposits (1):
Income before income tax expense	$4,641	$3,093
Less: Net income from noncontrolling interests	44	20

Income before income tax expense and noncontrolling interests	4,597	3,073
Fixed charges	3,067	3,148

	$7,664	$6,221

Fixed charges (1):
Interest expense	$2,937	$3,089
Estimated interest component of net rental expense	130	59

	$3,067	$3,148

Ratio of earnings to fixed charges (2)	2.50	1.98

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	$4,597	$3,073
Fixed charges	2,068	1,554

	$6,665	$4,627

Fixed charges:
Interest expense	$2,937	$3,089
Less: Interest on deposits	999	1,594
Estimated interest component of net rental expense	130	59

	$2,068	$1,554

Ratio of earnings to fixed charges (2)	3.22	2.98

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.